Exhibit 99.2

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102FI

For the three and nine months ended September 30, 2023

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Introduction

This Management’s and Discussion and Analysis (“MD&A”), dated September 30, 2023, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company INC. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the three and nine-months period ended September 30, 2023.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2022, together with the notes thereto. Results are reported in United States dollars unless otherwise noted. The results for the nine months ended September 30, 2023, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of November 14, 2023, unless otherwise indicated.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the December 31, 2022 audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s ordinary shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Purchase Transaction

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”), registered office is at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Purchase Transaction”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business of INX. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada).

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens for investment and trading of security tokens and digital assets in the secondary market.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital asset segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

INX Token

As part of the Company’s blockchain ecosystem, a wholly owned subsidiary, INX Limited (“INX”) created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform,” rebranded in 2022 as INX.One).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of September 30, 2023, the Company held approximately 64.8 million INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year, on April 30th, commencing with the first distribution to be paid, if at all. As of September 30, 2023, the INX cumulative adjusted operating cash flow activity was negative.

Organizational structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of September 30, 2023, on a combined basis, owns 17.44 percent of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

•	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token (the “INX Token Offering”) under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

•	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 45 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAXC, BTC, CRV, ETH, FTM, LTC, UNI, USDC, ZEC.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

•	INX Securities, LLC (previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

•	I.L.S. Brokers Ltd. (“ILSB”), a company established in 2001 and incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

•	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

•	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021, for a nominal consideration.

•	INX Solutions Limited was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited commenced operations during the second quarter of 2022 and provides liquidity and risk management services to the group.

The following subsidiaries are currently dormant:

•	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

•	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

•	INX Services, Inc., a Delaware corporation.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Changes in share capital during the nine months ended September 30, 2023

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134,000, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

On August 18, 2023, the Company issued 22,048,406 of common shares in a private sale to Republic as part of the collaboration and subscription agreement between the Company and Republic for a total consideration valued at $4,608,000 at the time of share issuance (see Note 4). The Company incurred issuance cost related to this transaction of $533,000.

As of September 30, 2023, the Company repurchased 30,000 common shares at total cost of $6,000.

Investments in Private Equity

Investment in OpenDeal Inc. (Republic)

On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). Under the terms of the collaboration agreement, INX agreed to offer tokenized assets services to Republic and its portfolio companies. Also, as part of the subscription agreements, Republic, in a private sale, acquired 22,048,406 common shares of the Company, which represent 9.5 percent of the voting interest in the Company as of June 13, 2023 (the “Investment”) for a total consideration of $5,250,000. The consideration was paid in cash of $2,625,000 and in 59,152 shares of Series B Preferred Stock of Republic.

The number of Series B Preferred Stock issued by Republic to INX represents 0.2494 percent of the issued and outstanding share capital of Republic on a fully diluted basis as of closing date and entitles the Company to receive anti-dilution protection, preference in distribution of dividends and other proceeds upon liquidation or deemed liquidation of Republic and other rights to which holders of preferred shares are entitled as set forth in Republic’s Amended and Restated Certificate of Incorporation (the “Republic COI”) and similar constitutional documents.

The Series B Preferred Stock are convertible into common stock of Republic either voluntarily at any time prior to the liquidation or deemed liquidation event of Republic at the election of the Company, at the election of a requisite majority of Republic’s shareholders (including a requisite majority of holders of Series B Preferred Stock) as set forth in the Republic COI or automatically upon an initial public offering of Republic’s stock (subject to certain criteria specified in the Republic COI).

In the event that, at any time until the lapse of three years following the issuance of the Series B Preferred Stock to the Company, Republic shall issue any securities having rights or preferences superior to the shares issued to the Company, then, at the election of the Company and subject to the approval of the lead investor in transaction in which such superior shares are issued, the shares issued to the Company shall converted, for no additional consideration, into such number of shares of such superior class equal to the quotient of $2,625 and the price per share of such superior shares.

As of September 30, 2023, the investment in Republic is valued at fair value of $1,983,000 or $33.52 per share based on the options pricing model.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Investment in SICPA INX

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA (“SICPA INX”), an entity organized under the laws of Switzerland. The central bank digital currency solutions being built by SICPA INX SA are branded under Nabatech.co.

The Company holds a minority interest in SICPA INX SA and as of September 30, 2023, made the initial capitalization investment of $32,000 in the joint venture. In relation to the SICPA Agreement, INX also intends to enter into a service agreement with SICPA INX to provide technology support, marketing and management services.

Share Based Payments

The Company offers Omnibus Equity Incentive Plan (“the Plan”), which provides for, among other things, the issuance of options to purchase common shares, restricted shares and restricted share units to employees, directors and service providers of the Company. Subject to certain capitalization adjustments, the aggregate number of shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 shares.

During the nine months ended September 30, 2023, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price

Balance as of December 31, 2022	24,864,535	$0.55
Granted	6,327,185	0.07
Forfeited	(254,808)	0.17
Exercised	(2,483,462)	0.00
Balance as of September 30, 2023	28,453,450	$0.46

During the three months ended on September 30, 2023 and 2022, the Company recorded share-based compensation expense (income) of $630 and $(1,050), respectively, related to stock options granted.

During the nine months ended on September 30, 2023 and 2022, the Company recorded share-based compensation expense (income) of $2,254 and $(127), respectively, related to stock options granted.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Quarterly Financial and Operational Highlights

Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, and shareholders’ equity as of September 30, 2023, and 2022:

	September 30, 2023	December 31, 2022
Total assets	78,287,000	81,439,000
Total current liabilities	85,853,000	64,016,000
Shareholders’ equity	(8,055,000)	16,555,000
Working capital	(19,740,000)	(6,479,000)
Adjusted working capital (1)	22,647,000	26,071,000

(1)	Adjusted Working Capital is defined as Working Capital excluding Reserve Fund and INX Token liability, which represents a non-cash fair value measured liability.

Cash and Cash Equivalents

As of September 30, 2023, the Company had total of $12,806,000 cash and cash equivalents, a decrease of $7,058,000 from December 31, 2022.

Total Current Assets

Total current assets increased to $66,113,000, an increase of $8,576,000 from December 31, 2022, mainly due to increase in Cash and cash equivalents held in Reserve Fund of $9,747,000, an increase in Customer funds of $1,708,000, an increase in Digital assets of $860,000, an increase in Trade receivables of $397,000, an increase in Office space sublease receivable of $141,000, an increase in Short-term investments of $2,754,000, an increase in Short-term investments held in Reserve Fund of $482,000, which is offset by the decrease in Cash and cash equivalents of $7,058,000, a decrease in Prepaid expenses and other receivables of $160,000, and a decrease in Derivative assets of $295,000.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters, in excess of $25,000,000, to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy for the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with the lowest investment grade rating of BBB.

As of September 30, 2023, and December 31, 2022, INX has segregated $36,023,000, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Assets

As of September 30, 2023, and December 31, 2022, assets totaled $78,287,000 and $81,439,000, respectively. The net decrease of $2,510,000 was primarily due to decreases in the following:

1.	Cash and cash equivalents, $7,058,000

2.	Short and Long-term investments, $6,930,000

3.	Right-of-use-assets, net, $498,000

4.	Intangible assets and Goodwill, $385,000

5.	Derivative assets, $295,000

6.	Prepaid expenses and other receivables, $160,000,

7.	Property, plant and equipment, net, $37,000

and was offset by the increases in the following:

1.	Cash and cash equivalents held in Reserve Fund, $9,747,000,

2.	Customer funds, $1,708,000

3.	Digital assets, $860,000,

4.	Trade receivables, $397,000,

5.	Office space sublease receivable, $141,000

Liabilities

INX Token Liability

As of September 30, 2023, the Company’s recorded an INX Token liability in the amount of $76,913,000 compared to $56,847,000 as of December 31, 2022. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable account standards it is presented as a financial liability on the consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform. The Company measured the INX Token fair value based on the closing market price of the token as of September 30, 2023 (see further details in Note 9 in the consolidated interim financial statements). Changes in fair value of the liability are recorded in profit or loss in the Company’s consolidated statements of comprehensive income (loss).

INX Token Warrants

As of September 30, 2023, and December 31, 2022, directors, employees, and service providers hold 5,661,460 and 6,972,192 INX Token warrants, respectively, granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement. The INX Token warrant liability of $1,746,000 and $1,580,000 as of September 30, 2023, and December 31, 2022, respectively, is presented at fair value based on Black-Scholes pricing model. (See further details in Note 10 to the consolidated interim financial statements).

INX Token Valuation

The fair value of each INX Token as of September 30, 2023, and December 31, 2022, was $0.50 and $0.43, respectively.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the three and nine months ended September 30, 2023, and 2022:

	Three months ended September 30,		Nine months Ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenue:
Transaction and brokerage fees	$1,226,000	$1,101,000	$4,078,000	$3,549,000

Sales of digital assets	2,049,000	1,366,000	6,468,000	7,174,000
Cost of digital assets	(1,922,000)	(1,220,000)	(6,104,000)	(7,146,000)
Change in revaluation of digital assets, net	(61,000)	78,000	22,000	(83,000)
Net gain on digital assets	66,000	224,000	386,000	(55,000)

Revenue, net	1,292,000	1,325,000	4,464,000	3,494,000

Operating income (expenses):
Research and development	(1,036,000)	(1,668,000)	(3,090,000)	(3,940,000)
Sales and marketing	(1,063,000)	(2,147,000)	(3,206,000)	(6,217,000)
General and administrative	(3,469,000)	(3,862,000)	(11,032,000)	(11,573,000)
Fair value adjustment of INX Token warrant liability to employees and service providers	(445,000)	(116,000)	406,000	7,254,000
Total operating expenses	(6,013,000)	(7,793,000)	(17,734,000)	(14,476,000)

Net income (loss) from operations	$(4,721,000)	$(6,468,000)	$(13,270,000)	$(10,982,000)

Unrealized gain on INX Tokens issued, net	(9,200,000)	(5,327,000)	(19,078,000)	190,942,000
Fair value adjustment on warrants to investors	101,000	380,000	(8,000)	4,239,000
Finance income	460,000	1,640,000	1,202,000	1,842,000
Finance expense	(227,000)	(367,000)	(568,000)	(1,852,000)
Listing expenses	-	-	-	(5,875,000)
Income (loss) before tax	(13,587,000)	(10,142,000)	(31,722,000)	178,314,000
Tax expenses	(53,000)	(38,000)	(144,000)	(121,000)
Net income (loss)	(13,640,000)	(10,180,000)	(31,866,000)	178,193,000
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	7,000	14,000 14	100,000	60,000 60
Unrealized gain on securities at fair value through other comprehensive income (loss)	267,000	(113,000)	743,000	(1,517,000)
Adjustments arising from translating financial statements from functional currency to presentation currency	(103,000)	(64,000)	(183,000)	(554,000)
Total other comprehensive income (loss)	$171,000	$(163,000)	$660,000	$(2,011,000)

Total comprehensive income (loss)	$(13,469,000)	$(10,343,000)	$(31,206,000)	$176,182,000

Earnings (loss) per share, basic	$(0.06)	$(0.05)	$(0.15)	$0.87
Earnings (loss) per share, diluted	$(0.06)	$(0.05)	$(0.15)	$0.82
Weighted average number of shares outstanding, basic	221,714,955	204,690,439	213,531,519	202,874,655
Weighted average number of shares outstanding, diluted	221,714,955	204,690,439	213,531,519	215,255,781

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Revenue

The main source of the Company’s revenue includes brokerage fees earned by facilitating foreign currency exchange (“FX”) transactions for banks and financial institutions, as well as trading and transaction fees earned from providing security token and digital assets trading platforms to customers.

Brokerage Fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries ILSB. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction.  Revenue from brokerage services is recorded on the date the service is provided or the operation is carried out and are based on notional amounts traded.

Trading and Transaction Fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets that occur on our INX.One platform. Transaction fees are charged as a percentage of digital assets received by the buyer and a percentage of consideration paid by the seller in each trade, which could be denominated in fiat or in a digital asset, and are published on our website (https://www.inx.co/fee-schedules/). Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume. The Company evaluates the digital assets business as a whole and uses total trading volume on the platform to measure performance.

Gain from Purchases and Sales of Digital Assets

As part of its risk management and liquidity providing activities, the Company holds, buys and sells digital assets and related derivatives, such as digital currency forwards. Such digital assets and derivative contracts held by the Company are principally acquired for the purpose of selling in the near future. During the three and nine months ended September 30, 2023, the Company recognized a net gain related to this activity as noted below:

	Three months ended September 30, 2023	Nine months ended September 30, 2023

Sales of digital assets	$2,049,000	$6,468,000
Cost of digital assets	(1,922,000)	(6,104,000)
Change in revaluation of digital assets, net	(61,000)	22,000
Net gain (loss) on digital assets	$66,000	$386,000

Operating Results from the Third Quarter of 2023 and 2022

Revenue

The Company generated total income of $1,292,000 for the three months ended September 30, 2023, compared to $1,325,000 for the three months ended September 30, 2022. The decrease of $33,000 is related to the increase in brokerage fees on trading of foreign exchange and interest rate derivatives of $370,000, offset by a decrease in net gain on digital assets of $158,000 and trading and transaction fees of $245,000.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Total revenue earned in the three months ended September 30, 2023, includes trading and transaction fees of $59,000, brokerage fees of $1,167,000 and net gain on digital assets of $66,000.

Research and Development Expenses

The Company incurred $1,036,000 in research and development expenses for the three months ended September 30, 2023, compared to $1,668,000 for the three months ended September 30, 2022.

The decrease of $632,000 was primarily driven by decreases in research and development personnel costs of $624,000, and in share-based compensation costs of $8,000.

Sales and Marketing Expenses

The Company incurred $1,063,000 in sales and marketing expenses for the three months ended September 30, 2023, compared to $2,147,000 for the three months ended September 30, 2022. The decrease of $1,084,000 was mainly due to a decrease in other marketing costs of $477,000, a decrease in share-based compensation expense of $678,000, a decrease in customer support of $191,000, and a decrease in online marketing cost of $37,000, offset by an increase of token-based compensation of $21,000 and an increase in marketing personnel costs of $278,000.

General and Administrative Expenses

The Company incurred $3,469,000 in general and administrative expenses for the three months ended September 30, 2023, compared to $3,862,000 for the three months ended September 30, 2022. The decrease of $393,000 was primarily driven by a decrease in INX Token-based compensation cost of $11,000, legal costs of $101,000, listing costs of $72,000, tax and professional fees of $183,000 and other administrative costs of $781,000, offset by an increase general and administrative personnel of $285,000, in share-based compensation expense of $190,000, in audit fees of $113,000 and software licenses & web services cost of $167,000.

Net Income (Loss) from Operation

For the three months ended September 30, 2023, and 2022, the Company’s net loss from operations was approximately $4,721,000 and $6,468,000, respectively.

Net Income (Loss)

The Company’s net loss for the three months ended September 30, 2023, was $13,640,000, compared to net loss of $10,180,000 for the three months ended September 30, 2022. The increase in net loss of $3,460,000 mainly relates to the change in the unrealized loss on INX Tokens issued.

Total Comprehensive income (loss) per share

The total comprehensive income (loss) per share, basic, for the three months ended September 30, 2023 and 2022 was approximately ($0.06) and ($0.05), respectively.

The total comprehensive income (loss) per share, diluted, for the three months ended September 30, 2023 and 2022 was approximately ($0.06) and ($0.05), respectively.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Operating Results for the nine months ended September of 2023 and 2022

Revenue

The Company generated total income of $4,464,000 during the nine months ended September 30, 2023, compared to $3,494,000 for the nine months ended September 30, 2022. The increase of $970,000 is related to the increase in brokerage fees on trading of foreign exchange and interest rate derivatives of $898,000, an increase in net gain on digital assets of $441,000, offset by a decrease in trading and transaction fees of $369,000.

Total revenue earned in the nine months ended September 30, 2023, includes trading and transaction fees of $336,000, brokerage fees of $3,742,000 and net gain on digital assets of $386,000.

Research and Development Expenses

The Company incurred $3,090,000 in research and development expenses for the nine months ended September 30, 2023, compared to $3,940,000 for the nine months ended September 30, 2022.

The decrease of $850,000 was mainly driven by the decrease in research and development personnel costs of $1,294,000, offset by an increase share-based compensation cost of $444,000.

Sales and Marketing Expenses

The Company incurred $3,206,000 in sales and marketing expenses for the nine months ended September 30, 2023, compared to $6,217,000 for the nine months ended September 30, 2022. The decrease of $3,011,000 was mainly due to a decrease in marketing personnel costs of $421,000, a decrease in customer support of $412,000, a decrease in share-based compensation expense of $846,000, a decrease in other marketing costs of $1,209,000, a decrease in online marketing cost of $231,000, offset by an increase of token-based compensation of $108,000.

General and Administrative expenses

The Company incurred $11,032,000 in general and administrative expenses for the nine months ended September 30, 2023, compared to $11,573,000 for the nine months ended September 30, 2022. The decrease of $541,000 was primarily driven by a decrease in general and administrative personnel costs of $254,000, in legal costs of $621,000, in software licenses & web services costs of $278,000, in audit fees of $178,000, in listing costs of $276,000, in INX Token-based compensation expense of $188,000, and in other administrative costs of $1,291,000, offset by increase in share-based compensation expense of $2,545,000.

Net Income (loss) from Operation

For the nine months ended September 30, 2023, and 2022, the Company’s net loss from operations was approximately $13,270,000 and $10,982,000, respectively.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Net Income (loss)

The Company’s net loss for the nine months ended September 30, 2023, was $31,866,000, compared to net income of $178,193,000 for the nine months ended September 30, 2022. The decrease in net loss of $210,059,000 mainly relates to the change in unrealized gain on INX Tokens.

Total comprehensive income (loss) per share

The total comprehensive income (loss) per share, basic, for the nine months ended September 30, 2023 and 2022 was approximately ($0.15) and $0.87, respectively.

The total comprehensive income (loss) per share, diluted, for the nine months ended September 30, 2023 and 2022 was approximately ($0.15) and $0.82, respectively.

Operating Cash Flow

The Company’s Operating Cash Flow for the nine months ended September 30, 2023, was approximately negative ($9,465,000) compared to ($17,775,000) for the nine months ended September 30, 2022.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions are to be paid on April 30, commencing with the first distribution to be paid, if any. As of September 30, 2023 the cumulative adjusted operating cash flow activity is negative, therefore no distribution is payable on April 30, 2024.

Operational Highlights

The Company continues to engage in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets. INX Securities, an SEC registered U.S. broker dealer and an alternative trading system offers primary listings and secondary markets for security tokens to institutional and retail customers in the U.S. and globally. In addition, complementary to INX Securities, INX Digital, registered as a money transmission business in 47 U.S. states and territories, offers trading of select digital assets such as AAVE, AVAXC, BTC, CRV, ETH, FTM, LTC, UNI, USDC, ZEC, and enables digital assets as a form of payment. Both asset classes are offered on INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens as well as digital assets in the secondary market.

INX.One continues to expand its offering globally, with over 160 countries currently supported on INX.One.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Primary Listings

INXS continues to enter into agreements with private companies globally seeking to raise capital by issuing security tokens previously registered with the SEC or offered under an applicable SEC exemption and constitute securities under applicable securities laws. Following the initial offering, the digital securities of these issuers are expected to be offered to INX Securities customers for trading on the regulated INX Securities Trading Platform (INX.One).

As of September 30, 2023, seven unique security tokens, issued by private companies based in the U.S. and abroad, have been listed on INX.One and are actively raising capital. The tokens are available for investment exclusively on the INX.One trading platform.

Secondary Market

In addition, INXS continues to enter into listing agreements with private companies in the U. S. and globally that and seek to list their previously issued security tokens only for secondary market trading on INX.One. Two of such issuers are currently undergoing the due diligence and listing process.

Collaboration with Republic

On June 15, 2023, the Company entered into a strategic partnership with OpenDeal Inc. (dba Republic), whereby the Company is to offer tokenized assets services to Republic, including tokenization, primary capital raises and secondary market trading for security tokens issued by Republic and its portfolio companies. During the third quarter 2023, the Company has made significant progress developing necessary technology and infrastructure to fully integrate and list the Republic security token (Republic Note) on INX.One.

The expansion of infrastructure includes the integration of the Republic Wallet solution as a new custody option for security tokens held by clients trading on INX.One. The Republic Wallet supports assets on three major blockchain networks: Ethereum, Avalanche and Algorand and is expected to launch on INX.One by the end of 2023.

Customer Funds

As of September 30, 2023, customer funds held in custody by INXD for the exclusive benefit of customers are $4,317,000 compared to $4,193,000 as of June 30, 2023 and $2,609,000 as of December 31, 2022, a 30 percent increase since June 30, 2023 and a 65 percent increase year-to-date. Customer balances in security tokens are custodied by customers directly and not held by the Company, they are not included on the Company’s balance sheet and in the above totals.

Technology

The Company completed its integration with the Polygon blockchain. With this recent expansion, INX.One now supports Ethereum, Avalanche and Polygon blockchain-based tokens for secondary listing on the company’s platform.

The Company also completed its SOC 2 Certification, a widely-recognized auditing standard for service organizations. Through this process, the security, integrity, and privacy of the company’s systems and data were validated.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Related Party Transactions

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90,000 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000,000, subject to a minimum transaction fee of $1,400,000, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

As of September 30, 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293,000. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance, at $139,000 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028 at an exercise price of $0.2381 per warrant.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Financial Instruments and Risk Management

The following is the accounting policy for financial assets under IFRS 9:

Overview

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short term nature.

Credit Risk

Credit Risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

Capital Management

The Company’s capital consists of share capital. The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

●	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and

●	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at year end, except as discussed below.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of September 30, 2023.

Critical Judgment and Estimates

The details of the Company’s accounting policies are presented in Note 2 of the financial statements ended September 30, 2023. The accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2022.

Management’s responsibility for the financial statements

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of the statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Israel – Hamas War

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel. As of the date of issuance of the condensed consolidated interim financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken the necessary steps in line with such plan, in an effort to ensure that operations and service to customers remains consistent. It is not possible to predict potential adverse results of the war and its effect on the Company’s business at this time.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.